FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	CN announces Tender Offer and Consent Solicitation for 4.25% Notes due 2009

Item 1

North America’s Railroad

NEWS RELEASE

CN announces Tender Offer and Consent Solicitation
for 4.25% Notes due 2009

MONTREAL, June 26, 2009 — CN (TSX: CNR) (NYSE:CNI) today announced that its wholly-owned subsidiary, CNLX Canada Inc., has commenced a cash tender offer for any and all of the outstanding US$300,000,000 aggregate principal amount of 4.25% Notes due 2009 issued by CN (the “Notes”) on the terms and subject to the conditions set forth in its Offer to Purchase and Consent Solicitation Statement, dated June 26, 2009, and the related Letter of Transmittal and Consent. CNLX Canada Inc. is also soliciting consents to certain proposed amendments to the indenture governing the Notes. The related Offer to Purchase and Consent Solicitation and Letter of Transmittal and Consent more fully set forth the terms of the tender offer and consent solicitation.

The tender offer will expire at 5.00 p.m., New York City time, on July 27, 2009, unless extended or earlier terminated by CNLX Canada Inc. (such time on such date, the “Expiration Date”). CNLX Canada Inc. reserves the right to terminate, withdraw or amend the tender offer and consent solicitation at any time subject to applicable law.

The tender offer consideration being offered for the Notes accepted for purchase in the tender offer will be US$1,000 for each US$1,000 principal amount of Notes (plus accrued and unpaid interest to, but not including, the Settlement Date expected to be on or about July 28, 2009). In addition, holders who tender on or prior to 5.00 p.m., New York City time, on July 10, 2009 (such time on such date, the “Consent Date”) will receive an amount designated as a consent payment equal to US$2.50 per US$1,000 principal amount of Notes. Holders who tender Notes are required to consent to the proposed amendments to the indenture. Any tender of Notes prior to the Consent Date may be validly withdrawn and consents may be validly revoked at any time prior to the Consent Date, but not thereafter unless the tender offer and consent solicitation is terminated by CNLX Canada Inc. without any Notes being purchased. Holders who tender Notes after the Consent Date but prior to the Expiration Date will not receive any payment other than the principal amount of the Notes plus accrued and unpaid interest.

The obligation of CNLX Canada Inc. to accept for purchase, and to pay for, Notes validly tendered and not withdrawn pursuant to the tender offer and the consent solicitation is subject to the satisfaction or waiver of the conditions to the tender offer and consent solicitation, including the receipt of the requisite two-third consent to the proposed amendments to the indenture. The complete terms and conditions of the tender offer and the consent solicitation are set forth in the related Offer to Purchase and Consent Solicitation and the Letter of Transmittal and Consent which are being sent to holders of the Notes. Holders of the Notes are urged to read the tender offer documents carefully. None of the proposed amendments will affect the terms of the Notes held by the non-tendering holders of the Notes. Notes not tendered and purchased pursuant to the tender offer will remain outstanding until paid by CN on the stated maturity date of Aug. 1, 2009.

CNLX Canada Inc. has retained Citi to act as Dealer Manager in connection with the tender offer and consent solicitation. Questions about the tender offer and consent solicitation may be directed to Citi at (800) 558-3745 (toll free). Copies of the tender offer documents and other related documents may be obtained from Global Bondholder Services Corporation, the information agent for the tender offer and consent solicitation, at (866) 294-2200 (toll free) or (212) 430-3774 (collect).

The tender offer and consent solicitation is being made solely by means of the related Offer to Purchase and Consent Solicitation and the Letter of Transmittal and Consent. Under no circumstances shall this press release constitute an offer to purchase or the solicitation of an offer to sell the Notes or any other securities of CN. It also is not a solicitation of consents to the proposed amendments to the indenture. No recommendation is made as to whether holders of the Notes should tender their Notes or give their consent.

Forward-Looking Statements
This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions. Implicit in these statements, particularly in respect of long-term growth opportunities, is the Company’s assumption that such growth opportunities are less affected by the current situation in the North American and global economies. The Company cautions that its assumptions may not materialize and that the current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. The Company cautions that its results could differ materially from those expressed or implied in such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the effects of adverse general economic and business conditions, including the current recession in the North American economy and the likelihood of a global economic contraction in 2009, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risks.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director	Vice-President
Communications, Media	Investor Relations
(905) 669-3384	(514) 399-0052

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: June 26, 2009	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel